June 11, 2021

Ryan Sutcliffe, Esq.

U.S. Securities and Exchange Commission (the “SEC” or the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Registration Statement on Form N-14 of T. Rowe Price Tax-Exempt Money Fund, Inc. (the “Registrant”) Securities Act File No.: 333-255880

Dear Mr. Sutcliffe:

The following is in response to your comments provided on June 2, 2021 regarding the Registrant’s registration statement filed on Form N-14 on May 7, 2021 (the “Registration Statement”). Your comments and our responses are set forth below. The Registrant anticipates filing these changes in a pre-effective amendment to the Registration Statement (the “Amendment”). Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and page numbers are those of the applicable section of the Registration Statement.

1. Comment: Please provide the auditor consent prior to requesting acceleration of the effectiveness of the Registration Statement.

Response: The consent of the Funds’ auditor will be filed as an exhibit to the Amendment.

2. Comment: Please fill in all blanks, brackets and otherwise missing information sufficiently in advance of requesting acceleration.

Response: All blanks, brackets and otherwise missing information will be completed in the Amendment.

3. Comment: Please confirm whether the Target Funds have reviewed applicable state law and governing documents and determined that a virtual shareholder meeting is permitted.

Response: The Target Funds have reviewed applicable state law and their governing documents and determined that a virtual shareholder meeting is permitted.

4. Comment: The income of each Target Fund is expected to be exempt from state and local taxes in addition to federal income taxes, whereas the income of the Acquiring Fund is expected to be exempt from federal taxes only. Please add disclosure clarifying the effect on Target Fund shareholders from no longer being invested in a fund of which the income is expected to be exempt from state and local taxes as a result of each Target Fund’s reorganization into the Tax-Exempt Money Fund in the shareholder letter, the Combined Proxy Statement and Prospectus under the headings “Will there be any tax consequences to a Target Fund or its shareholders?” and “What are the Funds’ policies on dividends and distributions?”.

Response: The requested changes will be made in the Amendment.

5. Comment: On page 1 of the Combined Proxy Statement and Prospectus under the heading “How can shareholders access the virtual Shareholder Meeting”, please provide the date of the Shareholder Meeting.

Response: The requested change will be made in the Amendment.

6. Comment: Beginning on page 11 of the Combined Proxy Statement and Prospectus, please confirm that the Funds’ fees are current.

Response: The fees and expenses described on page 11 and reflected in the following tables are current as of February 28, 2021, the fiscal year end of each Fund.

7. Comment: On page 13 of the Combined Proxy Statement and Prospectus, please confirm that the number in the example for the New York Tax-Exempt Money Fund – Investor Class for 5 years is correct.

Response: The number in the example for the New York Tax-Exempt Money Fund – Investor Class for 5 years will be updated in the Amendment.

8. Comment: On page 14 of the Combined Proxy Statement and Prospectus. in the “Fees and Expenses of the Funds – I class” table, please review and revise the numbers reflecting the “Pro Forma Combined—I Class (California Tax-Free Money Fund into Tax-Exempt Money Fund)” column. In addition, for the table on page 15, please confirm the numbers reflecting the 3, 5 and 10 years examples for the “Pro Forma Combined—I Class (California Tax-Free Money Fund into Tax-Exempt Money Fund)”.

Response: The numbers reflecting the “Pro Forma Combined—I Class (California Tax-Free Money Fund into Tax-Exempt Money Fund)” column will be updated and applicable changes to the hypothetical examples, if any, will be made in the Amendment.

9. Comment: On page 18 of the Combined Proxy Statement and Prospectus under “Reasons for Reorganization”, please clarify if the Boards’ approval was unanimous, and if it was not, please disclose the reasons for the votes against in this section.

Response: The Board of each Fund unanimously approved its respective Fund’s reorganization, which will be reflected in the Amendment.

10. Comment: On page 56 of the Combined Proxy Statement and Prospectus, because these are money market funds, after tax returns are not shown. Please revise the paragraph above the table accordingly.

Response: The requested change will be made in the Amendment.

11. Comment: On page 80 of the Combined Proxy Statement and Prospectus, in light of the statement that “the remaining 18% of the New York Acquired Fund’s portfolio is expected to mature or be sold prior to its Reorganization,” please confirm that the brokerage costs will be de minimis as noted earlier in the prospectus and if not, please provide the exact costs.

Response: We confirm that the brokerage costs will be de minimis, which will be reflected in the Amendment.

12. Comment: On page 82 of the Combined Proxy Statement and Prospectus, please confirm the date through which each Acquired Fund’s management fee waiver is contractually agreed.

Response: T. Rowe Price Associates, Inc. has contractually agreed to each Acquired Fund’s management fee waiver at least through June 30, 2022. The aforementioned disclosure regarding each Acquired Fund’s management fee waiver will be updated to reflect the expiration date of June 30, 2022.

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If you have any questions or further comments, please do not hesitate to call the undersigned at (443) 547-4719.

/s/ Sara Pak

Sara Pak

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.